Exhibit (a)(21)

March 13, 2007

As you know, KLA-Tencor Corporation is conducting an offer to amend or replace certain outstanding options, as described in more detail in the Offer to Amend or Replace Eligible Options, dated February 27, 2007 (the “Offer”).

As described in the Offer, each Eligible Optionee whose Eligible Options are amended to increase the exercise prices in effect for such options will be entitled to receive a cash bonus. We have stated in the Offer and related documents that the cash bonuses will be paid on January 2, 2008; however, we have decided to delay the payment of the cash bonuses to coincide with our first regularly scheduled payroll date after January 1, 2008, which is scheduled to be January 10, 2008.

If you have any questions regarding the Offer or the payment of the cash bonus, please contact Tracy Laboy at (408) 875-7131 or tracy.laboy@kla-tencor.com.